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SEC  IISSION

12061847

JUN 25 2012

Washington DC 403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 5156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. KAWANO & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Suite 503
(No. and Street)

Honolulu (City) HI (State) 96813-2212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melvin Kawano (808) 538-3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAYA, ODO & LOO
(Name – *if individual, state last, first, middle name*)

1299 S. Beretania St., Ste 300 (Address) Honolulu (City) HI (State) 96814-1518 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Melvin Kawano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Kawano & Co., Inc., as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 21st day of June, 2012

Notary Public, State of Hawaii DIONISIA A. FUNTANILLA

My commission expires OCT 8 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Document Date: 06-21-12 # Pages: 14 pages

Notary Name: DIONISIA A. FUNTANILLA First Circuit

Doc. Description: Annual audited report Form X-17A-5

Notary Signature 06/21/12 Date

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2012

KAYA, ODO & LOO

CERTIFIED PUBLIC ACCOUNTANTS

HONOLULU, HAWAII

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2012

Kaya, Odo & Loo
Certified Public Accountants
Honolulu, Hawaii

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 12, 2012

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have audited the accompanying balance sheet of H. Kawano & Co., Inc. as of April 30, 2012, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo + Loo

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SCHEDULES

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2012

ASSETS

Cash	$ 23,734
Marketable securities owned by firm:	
Investment account, at market value	98,580
Prepaid expenses	661
Furniture and equipment, at cost, net of accumulated depreciation	575
Rental deposits	2,469
	$126,019

LIABILITIES AND STOCKHOLDERS' EQUITY

Deferred income taxes	$ 14,817
Stockholders' equity	
Common A voting, $1.00 par value, authorized 100,000 shares, issued 81,870 shares	$ 81,870
Common B non-voting, $1.00 par value, authorized 100,000 shares, issued 91,715 shares	91,715
Additional paid-in capital	49,583
Retained earnings (Exhibit B)	237,393
Accumulated other comprehensive income	19,641
Less treasury shares, 61,870 of Common A and 91,715 of Common B, at cost	(369,000)
	111,202
	$126,019

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2012

REVENUES	
Commissions	$ 259,057
Dividends	657
	259,714
EXPENSES	
Payroll	171,480
Rent	28,680
Taxes, other than income	26,722
Employee accommodations	26,412
Utilities	3,665
Office supplies and postage	3,939
Professional services	5,500
Insurance	3,417
Dues and subscriptions	117
Repairs and maintenance	47
	269,979
Loss before income taxes	(10,265)
INCOME TAXES	(800)
Net loss	(11,065)
RETAINED EARNINGS AT BEGINNING OF YEAR	248,458
RETAINED EARNINGS AT END OF YEAR	$ 237,393

The accompanying notes are an integral part of these statements.

EXHIBIT C

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss (Exhibit B)	$(11,065)
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in assets and liabilities:	
Prepaid expenses	506
Net cash used for operating activities	(10,559)
CHANGE IN CASH	(10,559)
CASH AT BEGINNING OF YEAR	34,293
CASH AT END OF YEAR	$ 23,734
SUPPLEMENTARY DISCLOSURES OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2012

Common shares		
Balance at beginning and end of year	$ 173,585	
Additional paid-in capital		
Balance at beginning and end of year	$ 49,583	
Retained earnings		
Balance at beginning of year	$ 248,458	
Net loss for the year	(11,065)	$(11,065)
Balance at end of year	$ 237,393	
Accumulated other comprehensive income, net of tax		
Balance at beginning of year	$ 19,761	
Unrealized gain on securities		
Unrealized holding loss arising during the period	(120)	(120)
Comprehensive loss		$(11,185)
Balance at end of year	$ 19,641	
Treasury shares		
Balance at beginning and end of year	$ 369,000	
Total stockholders' equity	$ 111,202	

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2012

Nature of Business Activity

The Company operates as a mutual fund retailer on an application-way basis.

Note 1: Accounting Policies

Marketable Securities

Marketable securities are carried at market value. At April 30, 2012 the securities had a cost and market value of $64,122 and $98,580 respectively.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Note 2: Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2012

Note 3: Net Capital

As a member of the Financial Industry Regulatory Authority, the Company was required at April 30, 2012 to maintain a net capital of $5,000 and net capital ratio not to exceed 15 to 1. The net capital of the Company was $92,710 and the net-capital ratio was 0 to 1 at April 30, 2012.

Note 4: Lease Commitments

The Company has a 2 year lease agreement for its Honolulu business premises that expires on October 31, 2012. The lease calls for monthly payments of $578 plus common area charges and general excise tax for the first year, $632 for the second year. The Los Angeles office has a lease agreement for its business premises that expired on November 30, 2000 and is currently on a month to month basis.

Note 5: Deferred Income Taxes

Deferred income taxes reflect the tax effect on the unrealized gain on marketable securities.

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2012

Total ownership equity (Exhibit D)		$111,202
Less ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		111,202
Add subordinated liabilities		-
Total capital and allowable subordinated liabilities		111,202
Less non-allowable assets		(3,705)
Net capital before haircuts on securities		107,497
Less: Haircuts on securities	$14,787	
Undue concentration	-	(14,787)
Net capital		$ 92,710
Minimum net capital required		$ 0
Minimum dollar net capital required		$ 5,000
Net capital requirement (greater of the above)		$ 5,000
Excess net capital		$ 87,710
Excess net capital at 100% less greater of 10% of liabilities or 120% of minimum dollar net capital		$ 86,710
Liabilities		$ 0
Percentage of aggregate indebtedness to net capital		0

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2012

EXEMPTIVE PROVISIONS
Exemption from Rule 15c3-3 is claimed under Section (k)(1)

RECONCILIATION

April 30, 2012

As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding unaudited most recent Part IIA filing and there were no material differences.

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 12, 2012

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)

Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2012 did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Kaya, Odo + Loo

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 12,2012

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have examined the financial statements of H. Kawano & Co., Inc. for the period ended April 30, 2012, and have issued our report thereon dated June 12, 2012. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2012, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo + Loo